Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation under Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”)

Mumbai, November 13, 2019: Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the committee authorized by the Board at its meeting held today i.e. November 13, 2019 at 20:00 hours IST has approved the pricing, tenure and other terms of US$300mm 5.875% percent senior notes due 2025 (“Notes”) aggregating to US$300mm to such investors as identified by the Committee. The required details in relation to the issue is as provided below:

Particulars	Terms
Instrument	US $300mm 5.875% per cent senior notes due 2025
Size of the Issue	US$ 300mm
Listing	The Notes will be listed on Singapore Exchange Securities Trading Limited
Tenure of the Instrument	Closing Date: November 20, 2019 Maturity Date: May 20, 2025
Interest Rate	5.875% per cent per annum payable semi annually in arrear on May 20 and November 20 of each year. The first payment will be made on May 20, 2020
Charge or Security, if any, created over the assets	Unsecured
Special rights or interests or privileges attached to the instrument and changes thereof	Not Applicable
Delay in payment of interest or principal amount for a period of more than three months from the due date or default in payment of interest or principal	Failure to pay any principal, redemption amount or interest on any of the Notes when due and the default continues for a period of five days of its due date, is an Event of Default.

Details of any letter or comments regarding payment or non-payment of interest, principal on due dates, or any other matter concerning the security and / or the assets along with its comments thereon, if any

Not Applicable
Details of redemption	The Notes will be redeemed at par along with any accrued interest on Maturity Date
Credit Rating	“Ba3; Outlook Negative”. A copy of the Press Release issued by Moody’s in this regard is available on their website at www.moodys.com.

to drive growth in this situation. Hence despite improving business Fundamentals, these external risks in TML and JLR could impact our credit ratings and our ability to refinance competitively. Therefore, the Board has decided to raise equity funds to strengthen and deleverage the balance-sheet. After careful consideration, the preferential allotment to the promoter at a premium to the current market price was chosen, to minimize dilution impact and for a successful and speedy execution. This significant equity investment by Tata Sons signals their strong conviction on the opportunity provided by Tata Motors. This benefits all shareholders by allowing the business to continue to invest and execute its Long-term growth strategy, reduces debt Levels and provides rating support For the TML Group at this pivotal juncture. An Extraordinary General Meeting of the shareholders will be held on November 22, 2019, to seek their approval For the preferential allotment. Last 5 day average closing price on NSE prior to the date of the board m

This is for the information of the exchange and the members.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.